UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number: 001-35105

PRIME ACQUISITION CORP.

(Translation of registrant’s name into English)
No. 322, Zhongshan East Road
Shijiazhuang
Hebei Province, 050011
People’s Republic of China
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Results of Operations and Financial Condition

Following this cover page are the unaudited financial results for the six months ended June 30, 2013 of Prime Acquisition Corp.

PRIME ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
BALANCE SHEETS

	June 30, 2013	December 31, 2012
	(Unaudited)
ASSETS

Current assets
Cash	$20,709	$7,411
Cash held in trust account	6,458,473	36,620,933
Prepaid expenses	37,056	8,039
Total Current Assets	6,516,238	36,636,383
Non-current assets
Fixed assets	3,175	3,595
TOTAL ASSETS	$6,519,413	$36,639,978

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accrued expenses	$976,063	$622,256
Due to related party	453,177	275,771
Deferred underwriters fees	1,129,833	1,022,833
Notes payable to stockholders	420,000	60,000
Total current liabilities	2,979,073	1,980,860

Ordinary shares, subject to possible redemption 23,014 and 3,031,969 shares at $10.02 per share at June 30, 2013 and December 31, 2012 respectively	230,600	30,380,329

Stockholders' equity
Ordinary shares, $.001 par value (Authorized 50,000,000 shares; 1,916,028 and 4,894,983 shares issued and outstanding at June 30, 2013 and December 31, 2012 respectively)	1,893	1,863
Additional paid-in capital	6,276,544	5,890,921
Deficit accumulated during the development stage	(2,968,697)	(1,613,995)
Total stockholders' equity	3,309,740	4,278,789
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,519,413	$36,639,978

See accompanying notes to the financial statements

PRIME ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
STATEMENT OF OPERATIONS

			For the period from
	For the six	For the six	February 4, 2010
	months ended	months ended	(inception) to
	June 30, 2013	June 30, 2012	June 30, 2013
	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	$-	$-	$-
Operating expenses	(1,358,570)	(263,779)	(3,020,086)
Formation costs	-	-	(5,317)

Total Operating expenses	(1,358,570)	(263,779)	(3,025,403)

Operating loss	(1,358,570)	(263,779)	(3,025,403)

Interest earned from investment held in trust	3,868	14,477	56,706

Net loss	$(1,354,702)	$(249,302)	$(2,968,697)

Weighted average shares outstanding	3,334,261	4,894,983	3,511,879

Basic and diluted net loss per share	$(0.41)	$(0.05)	$(0.85)

See accompanying notes to the financial statements

PRIME ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period February 4, 2010 (Inception) to June 30, 2013

	Ordinary Shares		Add'l paid-in	Deficit	Stockholders
	Shares	Amount	Capital	Accumulated	Equity
Ordinary shares issued February 18, 2010 for cash at $0.001 per share	1,408,750	$1,409	$-	$-	$1,409
Non-employee stock based compensation	-	-	34,374	-	34,374
Ordinary shares issued November 25, 2010 for cash at 0.001 per share	155,250	155	-	-	155
Net loss for the period February 4, 2010 (inception) to December 31, 2010	-	-	-	(66,990)	(66,990)
Balance at December 31, 2010	1,564,000	1,564	34,374	(66,990)	(31,052)
Forfeiture of Initial Shareholders units	(156,400)	(156)	156	-	-
Proceeds from sale of warrants in private placement	-	-	1,638,800	-	1,638,800
Proceeds from initial public offering net of offering costs and underwriter discount of $2,320,344 ($10.00 per share)	3,600,000	3,600	33,676,056	-	33,679,656
Sale of unit purchase option to underwriters	-	-	100	-	100
Proceeds from underwriter over-allotment exercise net of underwriter discount of $26,488 ($10.00 per share)	52,975	53	503,210	-	503,263
Proceeds subject to possible conversion of 3,031,969 shares	-	(3,032)	(30,377,297)	-	(30,380,329)
Forfeiture of 165,592 shares due to underwriters' partial exercise of the over-allotment	(165,592)	(166)	166	-	-
Non-employee stock based compensation for the period January 1, 2011 to December 31, 2011	-	-	209,606	-	209,606
Net loss for the year ended December 31, 2011	-	-	-	(458,131)	(458,131)
Balance at December 31, 2011	4,894,983	1,863	5,685,171	(525,121)	5,161,913
Non-employee stock based compensation for the period January 1, 2012 to December 31, 2012	-	-	180,750	-	180,750
Reversal of over-accrual of offering costs	-	-	25,000	-	,000
Net loss for the year ended December 31, 2012	-	-	-	(1,088,874)	(1,088,874)
Balance at December 31, 2012	4,894,983	1,863	5,890,921	(1,613,995)	4,278,789
IPO shares redeemed in connection to the tender offer expired March 28, 2013	(3,008,955)	-	-	-	-
Stock issued on March 11, 2013 for non-employee services rendered ($10 per share)	30,000	30	299,970	-	300,000
Non-employee stock based compensation for the current period	-	-	85,653	-	85,653
Net loss for the period January 1, 2013 to June 30, 2013	-	-	-	(1,354,702)	(1,354,702)
Balance at June 30, 2013	1,916,028	$1,893	$6,276,544	$(2,968,697)	$3,309,740

See accompanying notes to the financial statements

PRIME ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
STATEMENT OF CASH FLOWS

			For the period from
	For the six	For the six	February 4, 2010
	months ended	months ended	(inception) to
	June 30, 2013	June 30, 2012	June 30, 2013
	(Unaudited)	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities
Net Loss	$(1,354,702)	$(249,302)	$(2,968,697)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-employee stock based compensation	85,653	89,615	510,383
Stock issued to non-employee for services rendered	300,000	-	300,000
Depreciation expense	420	395	1,832
Changes in operating assets and liabilities
Prepaid expenses	(29,017)	(4,307)	(37,056)
Accrued expenses	353,807	(29,833)	1,001,061
Deferred offering costs	-	-	-
Deferred underwriters fees related to put agreements	107,000	-	107,000
Due to related party	177,406	116,854	453,177
Net cash provided by (used in) operating activities	(359,433)	(76,578)	(632,300)

Cash Flows from Investing Activities
Funds placed in trust account from offerings	-	-	(36,088,000)
Funds placed in trust account from underwriters' exercise of over-allotment option	-	-	(518,096)
Funds released from trust account for shares redeemed on March 28, 2013	30,149,729	-	30,149,729
Proceed from US Treasury Bills	12,731	3,523	(2,106)
Purchases of fixed assets	-	(2,116)	(5,005)
Net cash provided by (used in) investing activities	30,162,460	1,407	(6,463,478)

Cash Flows from Financing Activities
Proceeds from sale of ordinary shares to founding stockholders	-	-	1,564
Proceeds from initial public offering	-	-	36,000,000
Proceeds from issuance of underwriter purchase option	-	-	100
Proceeds from private placement of insider warrants	-	-	1,638,800
Proceeds from underwriter over-allotment exercise	-	-	529,750
Payment of underwriting fees and offering costs	-	-	(1,323,998)
Proceeds from notes payable to stockholders	360,000	30,000	570,000
Payment of notes payable to stockholders	-	-	(150,000)
Payment of IPO shares redeemed on March 28, 2013	(30,149,729)	-	(30,149,729)
Net cash provided by (used in) financing activities	(29,789,729)	30,000	7,116,487

Net (decrease) increase in cash	13,298	(45,171)	20,709
Cash and cash equivalents at beginning of the period	7,411	68,966	-
Cash and cash equivalents at end of the period	$20,709	$23,795	$20,709

Supplemental disclosure of non-cash financing activities
Deferred underwriters' commission included in proceeds from the IPO and over-allotment exercise	$-	$-	$1,022,833

See accompanying notes to the financial statements

PRIME ACQUISITION CORP.

(A CORPORATION IN THE DEVELOPMENT STAGE)

NOTES TO THE FINANCIAL STATEMENTS

Note 1 — Organization and Plan of Business Operations

Prime Acquisition Corp. (the “Company”) is a Cayman Islands limited life exempted company organized as a blank check company for the purpose of acquiring, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, an operating business.

The registration statement for the Company’s initial public offering (the “Offering”) was declared effective March 24, 2011. The Company consummated the Offering on March 30, 2011 and received net proceeds of $34,712,656, including $1,008,000 in deferred underwriter’s fees. In connection with the Offering, the Company further received $1,638,800 from the private placement sale of Placement Warrants (Note 3). On May 10, 2011, the underwriters of the Offering exercised their over-allotment option in part, for an additional 52,975 units (over and above the 3,600,000 units sold in the Offering), and the Company received additional net proceeds of $518,096, including $14,833 in deferred underwriter's fees. Substantially all of the net proceeds from the Offering and private placement are intended to be generally applied toward consummating a business combination (“Business Combination”). The Company’s management has complete discretion in identifying and selecting a target business. There is no assurance that the Company will be able to successfully effect a Business Combination. As of December 31, 2012, $36,620,933 is being held in a trust account (“Trust Account”) until the earlier of (i) the completion of a Business Combination or (ii) liquidation of the Company. The funds being in a trust account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, prospective target businesses or other entities it engages execute agreements with the Company waiving any right in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions, and initial and continuing general and administrative expenses.

On February 22, 2013, a binding letter of intent (“LOI”) was entered into by and between us and BHN, Srl. (“BHN”) setting forth terms for an acquisition by us of a newly formed entity that is not affiliated with BHN (“Target”), which will, directly or indirectly, own a portfolio of real estate properties in southern Europe. We refer to the acquisition of Target by us as the Acquisition. The LOI sets forth the principal terms for the Acquisition, and the parties have agreed pursuant to the LOI to negotiate in good faith a definitive purchase agreement setting forth all of the terms and conditions of the Acquisition. Upon the closing of the transactions contemplated in the LOI and subject to the terms of the definitive purchase agreement, we will acquire 100% of the issued and outstanding shares of Target in exchange for our assuming certain debt obligations under promissory notes or mortgages of the Target with an aggregate principal amount of approximately $175 million and the issuance of our ordinary shares for the balance of the value of Target’s business at a valuation of $10.00 per share. In accordance with the terms of the LOI, the valuation of the Target and its portfolio of properties is approximately $200 million, however, the exact composition of such portfolio is subject to adjustment prior to execution of the definitive agreements. Accordingly, the number of shares to be issued at the closing will be adjusted to account for variations in the total valuation of the Target and its portfolio of properties. On March 18, 2013, we and BHN issued a joint press release providing additional information about the proposed portfolio of properties to be acquired in the Acquisition.

We were not able to complete the Acquisition prior to March 30, 2013, the date by which we were required by our amended and restated memorandum and articles of association and trust agreement governing the Trust Account to complete our initial business combination. Accordingly, our board of directors determined that it would be in the best interests of our shareholders for us to continue our existence for an additional six months (until September 30, 2013), rather than dissolve as required by our articles of association, which we refer to as the Extension. In order to effect the Extension, our shareholders approved certain amendments to our Articles of Association and the trust agreement governing the Trust Account at a special meeting of shareholders held on Wednesday, March 27, 2013.

In connection with the Extension, our board of directors determined that it was in our best interest to allow shareholders with the opportunity to redeem their ordinary shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account pursuant to an amendment (which was approved as part of the Extension) to the agreement governing the Trust Account by means of a tender offer, which we refer to as the Extension Tender Offer. Following approval of the Extension, the Extension Tender Offer expired at 5:00 p.m., United States Eastern Time on the evening of Thursday, March 28, 2013. Pursuant to the terms of the Extension Tender Offer, 3,008,955 of our ordinary shares were tendered and accepted for redemption by the Company for an aggregate purchase price of $30,149,729. As a result of the Extension Tender Offer, a maximum of 23,014 additional shares may be redeemed in connection with the Acquisition.

On February 25, 2013, the Company, BHN and certain funds affiliated with AQR Capital Management, LLC (collectively, the “AQR Funds”) entered into agreements, pursuant to which the Company has granted the AQR Funds the right to put an aggregate of 535,000 ordinary shares to the combined company at a price of $10.55 per share for a period of four months following completion of the Acquisition. Pursuant to the agreements and in exchange for receiving the put right, the AQR Funds agreed not to tender any shares held by them in the Extension Tender Offer or in any future issuer tender offer that the Company may conduct in connection with a business combination. In connection with the put arrangement, the Company paid the AQR Funds a fee of $0.10 per share (an aggregate of $53,500) and will pay an additional fee of $0.20 per share (an aggregate of $107,000) on the three month anniversary of the execution of the put agreements. Chardan Capital Markets, LLC will also receive a fee of $0.20 per share (an aggregate of $107,000) upon closing of the Acquisition. The parties also agreed to place $10.02 per share (an aggregate of $5,360,700) into escrow following completion of the Acquisition until the put rights are exercised or expire.

The Company, after signing a definitive agreement for the acquisition of a target business, is required to provide shareholders with the opportunity to redeem their shares for a pro rata portion of the Trust Account. In the event that shareholders owning 83% or greater of the total number of shares issued in the Offering (“Public Shares”) exercise their redemption rights, including shares redeemed in connection with the Extension, the Business Combination will not be consummated. All of the Company’s shareholders prior to the Offering, including all of the officers and directors of the Company (“Initial Shareholders”), have agreed to waive any redemption rights they may have in connection with the Business Combination.

With respect to a Business Combination which is consummated, any shareholder may demand that the Company convert his or her shares. Any shareholder will have the right to demand that such shareholder’s shares be converted into a pro rata share of the Trust Account, initially approximately $10.02 per Public Share.

Following the Extension, the Company’s Memorandum and Articles of Association provides that the Company will continue in existence until September 30, 2013. If the Company has not completed a Business Combination by such date, this will trigger the winding up of the Company and it will liquidate and distribute the proceeds held in the Trust Account to the Public Shareholders.

On May 23, 2013, Prime and BHN LLC (“BHN” or “Manager”) entered into a Management Agreement, in connection with the previously announced proposed business combination transaction. Pursuant to the terms of the Management Agreement, and subject to the closing of Prime’s initial business combination, Prime appoints Manager to manage the assets of Prime following the business combination on an exclusive basis. In exchange for the portfolio management and related services provided by Manager, Prime will pay a management fee equal to 1.9% of the value of the managed assets (one-twelfth of which is payable in arrears monthly). In addition, Manager is entitled to a one-time equity grant equal to 3.5% of the issued and outstanding ordinary shares of Prime at the time of the closing of the business combination, provided the minimum value of the assets acquired in the transaction is greater than $150 million. If Prime pays a cash dividend equal to $0.50 per share to its holders of ordinary shares following the business combination, the Manager shall be entitled to a bonus equal to 10% of the adjusted net operating income (as defined in the agreement) for each year following the payment of such dividend. At or promptly after closing, Prime is required to establish a stock incentive plan providing for the issuance to the Manager of options to purchase up to 1 million ordinary shares. Manager will be responsible for compensation expenses of its management team, and Prime will be responsible for all of Prime’s expenses. The Management Agreement provides indemnification provisions for the Manager and Prime. The term of the agreement commences upon closing of the initial business combination and extends for a period of five years, which term renews automatically for additional 5 year terms thereafter.

On June 22, 2013 and July 9, 2013 the Company entered into definitive agreements to acquire certain real estate assets in Italy, as more fully described below in Note 9.

On August 30, 2013, the Company and BHN entered into Purchase Agreements with Radiomarelli SA, a Swiss company, and Futurum Energy SA, a Swiss investment company to purchase green certificates. In addition, the Company signed a Securities Purchase Agreement with Radiomarelli SA separately for a private placement. These agreements are more fully described below in Note 9.

On August 12, 2013, Prime issued a Tender Offer Statement on Schedule TO to purchase up to 23,014 of its ordinary shares, par value $0.001per share, at a purchase price of $10.02 per share, net to the seller in cash, without interest. On September 30, 2013, the Company announced the expiration and final results of this tender offer and the closing of Prime’s business combination transaction. The tender offer expired at 5 p.m. New York City time on Friday, September 27, 2013, with one share tendered (see note 9 below).

As of June 30, 2013, the total legal expenses incurred related to the Business Combination after the Company’s initial public offering on March 30, 2011 was approximately $812,290. As of June 30, 2013, the Company has a payable to its legal counsels of $796,545.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates

The accompanying unaudited interim financial statements have been prepared by the Company, in accordance with generally accepted accounting principles pursuant to Regulation S-X of the Securities and Exchange Commission. Accordingly, these interim financial statements should be read in conjunction with the Company’s financial and related notes as contained in Form 20-F for the year ended December 31, 2012. In the opinion of management, the interim financial statements reflect all adjustments, including normal recurring adjustments, necessary for fair presentation of the interim periods presented. The results of the operations for the six months ended June 30, 2013 are not necessarily indicative of the results of operations to be expected for the full year.

Reclassifications

Certain reclassifications have been made in the financial statements at June 30, 2012 and for the periods then ended to conform to the June 30, 2013 presentation. The reclassifications had no effect on the net loss.

Geographical Risk

The Company’s operations, if a Business Combination is consummated outside the United States, will be subject to local government regulations and to the uncertainties of the economic and political conditions of those areas.

Fair Value

The Company measures fair value in accordance with generally accepted accounting principles. Fair value measurements are applied under other accounting pronouncements that require or permit fair value measurements. Financial instruments included in the Company’s balance sheets consist of cash and cash equivalents, investments held in trust, prepaid expenses, accrued expenses, and due to related parties.

Investments Held in Trust

Investment securities consist of United States Treasury securities. The Company classifies its securities as held-to-maturity in accordance with FASB Accounting Standards Codification (“ASC”) 320 “Investments - Debt and Equity Securities.”  Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity.  Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method.  Such amortization and accretion is included in the “interest income” line item in the statements of operations. Interest income is recognized when earned.

Income Taxes

The Company was incorporated as a Cayman Island exempted company and therefore the Company is not currently subject to income tax. Upon consummation of an acquisition as contemplated, the Company may be subject to income tax depending on the jurisdiction and nature of the merged entity’s operations.

Redeemable Common Stock

The Company accounts for redeemable common stock in accordance with ASC 480-10-S99 “Classification and Measurement of Redeemable Securities,”  which provides that securities that are redeemable for cash or other assets are classified outside of permanent equity if they are redeemable at the option of the holder. In addition, if the redemption causes a liquidation event, the redeemable securities should not be classified outside of permanent equity. Accordingly, 3,031,969 shares of common stock sold in the Offering are classified outside of permanent equity at redemption value. 3,008,955 shares of such common stocks has been tendered and accepted for redemption by the Company for an aggregated purchase price of $30,149,720 pursuant to the terms of the Extension Tender Offer expired on March 28, 2013. As a result of the Extension Tender Offer, a maximum of 23,014 additional shares may be redeemed in connection with the business combination. The Company recognizes changes in the redemption value in the period they occur and adjusts the carrying value of the redeemable common stock to equal its redemption value at the end of each reporting period.

Share-Based Compensation

Share-based compensation expense related to non-employee options is recognized in accordance with ASC 505-50 “Equity-Based Payments to Non-Employees” for equity instruments issued to other than employees for acquiring goods and/or services.

The Company estimates the fair value of option awards using the Black-Scholes option pricing model. Determining the fair value of awards under this model represents management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment.

Earnings per Share

Basic earnings per share is computed by dividing net income or loss by the weighted-average number of ordinary shares outstanding during the period. The 1,564,000 units issued to the Company’s Initial Shareholders were issued for $0.001 per share, which is considerably less than the Offering per-share price; such shares have been assumed to be retroactively outstanding for the period since inception. In March 2011, the Company’s Initial Shareholders forfeited, and the Company cancelled 156,400 units. On May 10, 2011, the Company’s initial shareholders further forfeited, and the Company cancelled an additional 165,592 units in connection with the partial exercise of the underwriters’ over-allotment option.

Potentially dilutive securities include:

	June 30, 2013	June 30, 2012

Warrants to purchase common stock	7,080,050	7,080,050
Commons stocks in the unit purchase option for underwriters	215,000	215,000
Options in the unit purchase option for underwriters to purchase common stock	215,000	215,000
Options to purchase common stock	60,000	60,000
Total potential dilutive securities	7,570,050	7,570,050

The warrants and options are always excluded from the computation of fully diluted loss per share as their effect is anti-dilutive.

Recent Accounting Pronouncements

The adoption of recently effective accounting standards did not have a material effect on the Company’s financial statements; nor does the Company believe that any other recently issued, but not yet effective, accounting standards will have a material effect on the Company’s financial position or results of operations when adopted.

Note 3 — Initial Public Offering

The registration statement for the Offering was declared effective on March 24, 2011. On March 30, 2011, the Company sold 3,600,000 Units, at an Offering price of $10.00 per unit, generating gross proceeds of $36,000,000. Each Unit consists of one ordinary share, $0.001 par value, of the Company and one Redeemable Purchase Warrant (“Warrant”). Each Warrant will entitle the holder to purchase from the Company one ordinary share at an exercise price of $7.50 commencing upon the later of the completion of a Business Combination, or March 30, 2012. The warrants expire on March 30, 2016, unless earlier redeemed. The Company may redeem the Warrants, at a price of $0.01 per Warrant upon 30 days’ notice while the Warrants are exercisable, only in the event that the last sale price of the ordinary shares is at least $15.00 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. If the Company redeems the Warrants as described above, the Founder warrants and the Placement Warrants may be exercised on a “cashless basis.’' In such event, the holder would pay the exercise price by surrendering his Warrants for that number of ordinary shares equal to the quotient obtained by dividing (X) the product of the number of ordinary shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (Y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of Warrants. In accordance with the warrant agreement relating to the Warrants to be sold and issued in the Offering, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the warrant exercise. Consequently, the Warrants may expire unexercised and unredeemed.

In connection with the Offering, the Company granted the underwriters a 45-day option to purchase up to 540,000 additional Units solely to cover over-allotments. On May 10, 2011, the Company announced that the underwriters of its Offering exercised their over-allotment option in part, for a total of an additional 52,975 units (over and above the 3,600,000 units sold in the Offering) generating additional gross proceeds of $529,750.

The 3,652,975 units sold in the Offering, including the 52,975 units subject to the over-allotment option, were sold at an offering price of $10.00 per unit, generating gross proceeds of $36,529,750. A total of $36,606,096, which includes a portion of the $1,638,800 of proceeds from the private placement of Placement Warrants (as defined below) to the founding shareholders, has been placed in trust.

In connection with the Extension, our board of directors determined that it was in our best interest to allow shareholders with the opportunity to redeem their ordinary shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account pursuant to an amendment (which was approved as part of the Extension) to the agreement governing the Trust Account by means of a tender offer, which we refer to as the Extension Tender Offer. Following approval of the Extension, the Extension Tender Offer expired at 5:00 p.m., United States Eastern Time on the evening of Thursday, March 28, 2013. Pursuant to the terms of the Extension Tender Offer, 3,008,955 of our ordinary shares were tendered and accepted for redemption by the Company for an aggregate purchase price of $30,149,729.

The Company agreed to pay the underwriters in the Offering an underwriting discount of 5% of the gross proceeds of the Offering. However, the underwriters agreed that a portion of the underwriting discounts equal to 2.8% of the gross proceeds of the Offering (or $1,022,833) will not be payable unless and until the Company completes a Business Combination and have waived their right to receive such payment upon the Company's liquidation if it is unable to complete a Business Combination.

On March 24, 2011, certain of the Initial Shareholders purchased an aggregate of 2,185,067 warrants (the “Placement Warrants”) from the Company in a private placement pursuant to the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended. The Placement Warrants were sold for a total purchase price of $1,638,800 or $0.75 per warrant. The private placement took place immediately prior to the consummation of the Offering. The Placement Warrants are identical to the Warrants contained in the Units except that the Placement Warrants may be exercised on a cashless basis at any time after a Business Combination even if there is not an effective registration statement relating to the shares underlying the Warrants so long as such Placement Warrants are held by these individuals or their affiliates and are subject to certain transfer restrictions. Pursuant to that certain Placement Warrant Purchase Agreement, the purchasers have agreed that, with certain exceptions for certain gifts to family members, by virtue of the laws of descent, and pursuant to a qualified domestic relations order, the Placement Warrants will not be sold or transferred by them until after the Company has completed a business combination.

In addition, at the closing of the Offering, the Company issued a unit purchase option, for $100, to the representative of the underwriters and/or its designees to purchase 215,000 Units at an exercise price of $12.00 per unit. The units issuable upon exercise of this option are identical to the units being offered in the Offering. The Company accounted for the fair value of the unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the Offering resulting in a charge directly to shareholders’ equity. The Company estimated that the fair value of this unit purchase option is approximately $728,850 (approximately $3.39 per unit) using a Black-Scholes option-pricing model.

The fair value of the unit purchase option granted to the underwriter is estimated as of the date of grant using the following assumptions: (1) expected volatility of 43.55%, (2) risk-free interest rate of 1.44% based on the five-year U.S. Treasury Note and (3) expected life of 5 years. The volatility assumption is based on the average of two post-merged blank check companies operating in the greater China region in uncorrelated sectors (media and agriculture). Thus, the Company believes that the volatility estimate is comprehensive enough, considering that the Company does not have a specific target industry. The Company believes also that the volatility estimate calculated is a reasonable benchmark to use in estimating the expected volatility of the Company’s Units. Although an expected life of five years was used in the calculation, if the Company does not consummate a business combination within the prescribed time period and automatically dissolves and subsequently liquidates its Trust Account, the option will become worthless. The unit purchase option may be exercised for cash. The Company will have no obligation to net cash settle the exercise of the unit purchase option or the warrants underlying the unit purchase option. The holder of the unit purchase option will not be entitled to exercise the unit purchase option or the warrants underlying the unit purchase option unless a registration statement covering the securities underlying the unit purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the unit purchase option or underlying warrants, the unit purchase option or warrants, as applicable, will expire worthless.

Note 4 — Investments Held in Trust

Substantially all of the net proceeds from the Offering are intended to be generally applied toward consummating a Business Combination. Management agreed to place the net proceeds from the Offering into the Trust Account until the earlier of (i) the completion of a Business Combination or (ii) liquidation of the Company. The placing of funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, prospective target businesses or other entities it engages execute agreements with the Company waiving any right in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements.

Note 5 — Related Party Transactions and Balances

The Company entered into five non-interest bearing unsecured promissory notes with one director of the Company in a principal amount total of $420,000. The notes shall be repaid on the earlier of consummation of a Business Combination or liquidation of the Company.

From time to time Company’s executives incurred expenses on behalf of the Company for various office and travel expenses.  No interest is charged by the executives on any outstanding balance owed by the Company. For the six months ended June 30, 2013, six months ended June 30, 2012, and the periods from February 4, 2010 (inception) to June 30, 2013, total expenses paid by the executives on behalf of the Company totaled $135,074, $84,643 and $434,563 respectively. As of June 30, 2013, the Company has a payable to its executives of $272,366.

The Company has agreed to pay Kaiyuan Real Estate Development (“Kaiyuan”) a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing March 30, 2011 and ending on the earlier of consummation of a Business Combination or liquidation of the Company. Kaiyuan is an affiliate of Mr. Yong Hui Li, the Company’s chairman. The total expenses incurred under this agreement for the six months ended June 30, 2013, six months ended June 30, 2012, and the period from February 4, 2010 (inception) to June 30, 2013 were $42,333, $32,211, and $180,812, respectively. Commencing on February 1, 2012 and ended January 31,  2013, the Company has arranged to secure additional office space, administrative services and secretarial support in Taipei. Fees for the additional office space, administrative services and secretarial support were deducted from the $7,500 monthly fee paid to Kaiyuan by the Company. As of June 30, 2013, the Company has a payable to Kaiyuan of $180,812.

Note 6 — Fair Value Measurements

The Company defines fair value as the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The fair value estimates presented in the financial statements and its accompanying notes are based on information available to the Company as of June 30, 2013.

The accounting standard regarding fair value measurements discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The standard utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

⋅	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

⋅
Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

⋅	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The Company has no assets or liabilities carried at fair value on a recurring basis or assets carried at fair value on a non-recurring basis as of June 30, 2013.

Note 7 — Shareholders’ Equity

Common Shares

The Company is authorized to issue up to  50,000,000 ordinary shares, par value $0.001 per share. The holders of the ordinary shares are entitled to one vote for each ordinary share.

As of December 31, 2010 there were 1,564,000 units issued and outstanding.

In March 2011, the Company’s initial shareholders forfeited, and the Company cancelled 156,400 units.

On March 30, 2011, the Company sold 3,600,000 units during the Offering.

On May 10, 2011, the underwriters of the Offering exercised their over-allotment option in part, for an additional 52,975 units (over and above the 3,600,000 units sold in the Offering). The Company’s initial shareholders forfeited, and the Company cancelled 165,592 units in connection with this partial exercise of the underwriters’ over-allotment option.

In connection to the Extension Tender Offer expired on March 28, 2013, 3,008,955 shares of our ordinary shares were tendered and accepted for redemption by the Company.

As of June 30, 2013 there were 1,916,028 units outstanding. In addition, 253,877 founder units and the underlying ordinary shares and warrants will be forfeited by the founders in the event the last sales price of the Company’s ordinary shares does not equal or exceed $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for at least one period of 20 trading days within any 30-trading day period within 12 months following the closing of an initial Business Combination. An additional 253,878 founder units and the underlying ordinary shares and warrants will be forfeited for no consideration in the event the last sales price of the Company’s ordinary shares does not equal or exceed $13.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for at least one period of 20 trading days within any 30-trading day period between 12 and 24 months following the closing of an initial Business Combination.

Note 8 – Share-Based Compensation

On February 25, 2010 the Company’s board of directors authorized and issued 20,000 of stock options, each option to purchase one ordinary share of the Company to directors, employees and consultants of the Company.  The ordinary shares underlying the options will be restricted from receiving any funds held in the Trust Account. On November 15, 2010, the Company’s board of directors authorized to reserve an additional 200,000 stock options for issuance to directors, employees and consultants of the Company from time to time, bringing the total authorized to an aggregate of 220,000 stock options.

On December 3, 2010 and March 21, 2012 the Company’s board of directors further authorized the additional issuance of 35,000 and 5,000 stock options respectively, each option to purchase one ordinary share of the Company to officers or directors of the Company.  The ordinary shares underlying the options will be restricted from receiving any funds held in the Trust Account.   This additional authorization brings the total stock options granted as of December 31, 2012 to 60,000.

With respect to the 60,000 shares of stock options granted as of June 30, 2013, 9,500 shares of the options were granted to certain non-employee consultants for services to be provided over a two year period that vest quarterly and 40,000 options to certain officers or directors over a two and a half year period that vest quarterly. In addition the Company granted certain consultants 10,500 options which vest upon such consultants meeting certain performance requirements.

The following table summarizes the non-employee stock option activity for the period from February 4, 2010 (inception) to June 30, 2013:

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding at February 4, 2010 (inception)	-	$-	-	$-
Granted	55,000	0.001	-	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2010	55,000	0.001	6.46	530,679
Granted	-	-	-	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2011	55,000	0.001	5.46	534,001
Granted	5,000	0.001	5.00	48,246
Exercised	-	-	-	-
Cancelled	-	-	-	-
Outstanding at December 31, 2012	60,000	0.001	4.44	595,140
Granted	-	-	-	-
Exercised	-	-	-	-
Cancelled	-	-	-	-
Outstanding at June 30, 2013	60,000	0.001	3.94	598,140
Exercisable at June 30, 2013	52,500	0.001	3.94	523,373

The Following table summarizes the unvested non-employee stock option activity during the period from February 4, 2010 (inception) to June 30, 2013:

Number of Shares
Unvested at February 4, 2010 (inception)	-
Granted	55,000
Vested	(3,563)
Cancelled	-
Unvested at December 31, 2010	51,437
Granted	-
Vested	(21,850)
Cancelled	-
Unvested December 31, 2011	29,587
Granted	5,000
Vested	(18,487)
Cancelled	-
Unvested December 31, 2012	16,100
Granted	-
Vested	(8,600)
Cancelled	-
Unvested June 30, 2013	7,500

The fair value assigned to the vested increments of these awards was estimated at the grant date of the non-employee stock options using the Black-Scholes option-pricing model with the following assumptions:

For the year ended
December 31, 2012

Stock Price	$9.50 - $11.38
Risk-free interest rate	0.56% - 1.22%
Expected term (in years)	4.44
Weighted average expected stock price volatility	62.23%
Expected dividend yield	0%
Weighted average grant-date fair value of options granted	$ 9.6727

For the period from
February 4, 2010
(inception) to
December 31, 2010

Stock Price	$9.65
Risk-free interest rate	1.04% - 2.75%
Expected term (in years)	6.46
Weighted average expected stock price volatility	43.55%
Expected dividend yield	0%
Weighted average grant-date fair value of options granted	$ 9.6487

For the period from February 4, 2010 (inception) to December 31, 2010, management used the following assumptions for the Black-Scholes inputs: On the option grant date, a current stock price of $9.65 was used for determining the fair value of the Company’s stock. This was based on observations of market prices for comparable shares of common stock for similar companies who have completed IPO’s, an expected volatility based on the average expected volatilities of a sampling of three companies with similar attributes to the Company, including: industry, stage of life cycle, size and financial leverage, an expected dividend rate of 0% based on management plan of operations, a risk free interest rate based on the current U.S. Treasury 5-year Treasury Bill and an expected forfeiture rate of 0%. Management’s estimated fair value of the common stock of $9.65 differs from the IPO price of $10.00 by $0.35. This difference is attributable to the additional value of the warrant to purchase one share of common stock included in the IPO units. Management determined this difference as noted above by observing current market prices for common stock and separately trading public warrants for comparable public companies.

For the year ended December 31, 2012, management used the following assumptions for the Black-Scholes inputs: On the option valuation date, the current stock price of Prime was used for determining the fair value of the Company’s stock based on the closing price of common stock on the valuation date. An expected volatility based on the average expected volatilities of a sampling of three companies with similar attributes to the Company, including: industry, stage of life cycle, size and financial leverage. The expected dividend rate of 0% is based on management’s plan of operations. The risk-free interest rate is based on the U.S. Treasury 5-year Treasury Bill on the date of measurement. The Company expects that no options will be forfeited.

The fair value of the 7,500 outstanding unvested shares of $74,767 at June 30, 2013 will be recognized when the performance completion date has occurred and the options vest.

Share-based compensation expense from non-employee stock options totaled $85,653, $107,683 and $510,383 for the six months ended June 30, 2013, for the six months ended June 30, 2012, and for the period from February 4, 2010 (inception) to June 30, 2013, respectively.

Note 9 — Subsequent Events

On June 22, 2013, a Stock Purchase Agreement (the “Seba SPA”) was entered into by and among Prime, LuxCo, BHN, Seba S.r.l., an Italian limited liability company (“Seba”), Francesco Rotondi and Giuseppe Pantaleo (collectively, the “Seba Sellers” and each individually a “Seba Seller”). Upon the closing of the transactions contemplated in the Seba SPA, Prime will acquire 100% of the issued and outstanding equity interest of Seba from the Seba Sellers in exchange for ordinary shares of Prime, and Prime will immediately contribute such equity interest in Seba to LuxCo, with the result that Seba would become a wholly owned subsidiary of LuxCo and an indirect wholly owned subsidiary of Prime.

On June 22, 2013, a Stock Purchase Agreement (the “Nova SPA” and together with the Seba SPA, collectively, the “SPAs” and each individually a “SPA”) was entered into by and among Prime, LuxCo, BHN, Nova S.r.l., an Italian limited liability company (“Nova”), Francesco Rotondi and Luca Massimo Failla (collectively, the “Nova Sellers”). Upon the closing of the transactions contemplated in the Nova SPA, Prime will acquire 100% of the issued and outstanding equity interest of Nova from the Nova Sellers in exchange for ordinary shares of Prime, and Prime will immediately contribute such equity interest in Nova to LuxCo, with the result that Nova would become a wholly owned subsidiary of LuxCo and an indirect wholly owned subsidiary of Prime.

On July 9, 2013, a Stock Purchase Agreement (the “Delfin SPA”) was entered into by and among Prime, Prime BHN Luxembourg S.àr.l., a Luxembourg company and wholly owned subsidiary of Prime (“LuxCo”), bhn LLC, a New York limited liability company and the U.S. affiliate of leading financial and strategic advisory boutique bhn S.r.l. in Milan (“BHN”), Delfin S.r.l., an Italian limited liability company (“Delfin”), Davide Rigamonti, Cesare Lanati and G.S.I. S.r.l. (collectively, the “Delfin Sellers” and each individually a “Delfin Seller”). Upon the closing of the transactions contemplated in the Delfin SPA, Prime will acquire 100% of the issued and outstanding equity interest of Delfin from the Delfin Sellers in exchange for ordinary shares of Prime, and Prime will immediately contribute such equity interest in Delfin to LuxCo, with the result that Delfin would become a wholly owned subsidiary of LuxCo and an indirect wholly owned subsidiary of Prime.

On July 9, 2013, a Stock Purchase Agreement (the “SIM SPA”) was entered into by and among Prime, LuxCo, BHN, SIM S.r.l., an Italian limited liability company (“SIM”), G.S.I. S.r.l. and Bell Real Estate S.r.l. (collectively, the “SIM Sellers” and each individually a “SIM Seller”). Upon the closing of the transactions contemplated in the SIM SPA, Prime will acquire 100% of the issued and outstanding equity interest of SIM from the SIM Sellers in exchange for ordinary shares of Prime, and Prime will immediately contribute such equity interest in SIM to LuxCo, with the result that SIM would become a wholly owned subsidiary of LuxCo and an indirect wholly owned subsidiary of Prime.

On July 9, 2013, a Stock Purchase Agreement (the “Dieci SPA”) was entered into by and among Prime, LuxCo, BHN, Dieci Real Estate S.r.l., an Italian limited liability company (“Dieci”), ELLEGI S.r.l. and G.S.I. S.r.l. (collectively, the “Dieci Sellers” and each individually a “Dieci Seller”). Upon the closing of the transactions contemplated in the Dieci SPA, Prime will acquire 100% of the issued and outstanding equity interest of Dieci from the Dieci Sellers in exchange for ordinary shares of Prime, and Prime will immediately contribute such equity interest in Dieci to LuxCo, with the result that Dieci would become a wholly owned subsidiary of LuxCo and an indirect wholly owned subsidiary of Prime.

On July 9, 2013, a Stock Purchase Agreement (the “ELLEGI SPA”) was entered into by and among Prime, LuxCo, BHN, ELLEGI S.r.l., an Italian limited liability company (“ELLEGI”), Bell Real Estate S.r.l. and Stefano Lanati (collectively, the “ELLEGI Sellers” and each individually a “ELLEGI Seller”). Upon the closing of the transactions contemplated in the ELLEGI SPA, Prime will acquire 100% of the issued and outstanding equity interest of ELLEGI from the ELLEGI Sellers in exchange for ordinary shares of Prime, and Prime will immediately contribute such equity interest in ELLEGI to LuxCo, with the result that ELLEGI would become a wholly owned subsidiary of LuxCo and an indirect wholly owned subsidiary of Prime.

On July 9, 2013, a Stock Purchase Agreement (the “G.S.I. SPA”) was entered into by and among Prime, LuxCo, BHN, G.S.I. S.r.l., an Italian limited liability company (“G.S.I.”), Bell Real Estate S.r.l. and IGS S.r.l. (collectively, the “G.S.I. Sellers” and each individually a “G.S.I. Seller”). Upon the closing of the transactions contemplated in the G.S.I. SPA, Prime will acquire 100% of the issued and outstanding equity interest of G.S.I. from the G.S.I. Sellers in exchange for ordinary shares of Prime, and Prime will immediately contribute such equity interest in G.S.I. to LuxCo, with the result that G.S.I. would become a wholly owned subsidiary of LuxCo and an indirect wholly owned subsidiary of Prime.

On July 9, 2013, a Stock Purchase Agreement (the “Magfin SPA” and together with the Delfin SPA, SIM SPA, Dieci SPA, ELLEGI SPA, and G.S.I. SPA, collectively, the “SPAs” and each individually a “SPA”) was entered into by and among Prime, LuxCo, BHN, Magfin S.r.l., an Italian limited liability company (“Magfin” and together with Delfin, SIM, Dieci, ELLEGI, and G.S.I., collectively, the “Targets” and each individually a “Target”), Bell Real Estate S.r.l., G.S.I. S.r.l. (collectively, the “Magfin Sellers” and together with the Delfin Sellers, SIM Sellers, Dieci Sellers, ELLEGI Sellers, and G.S.I. Sellers, collectively, the “Sellers” and each individually a “Seller”). Upon the closing of the transactions contemplated in the Magfin SPA, Prime will acquire 100% of the issued and outstanding equity interest of Magfin from the Magfin Sellers in exchange for ordinary shares of Prime, and Prime will immediately contribute such equity interest in Magfin to LuxCo, with the result that Magfin would become a wholly owned subsidiary of LuxCo and an indirect wholly owned subsidiary of Prime.Due to the affiliation of Delfin S.r.l., SIM S.r.l., Dieci Real Estate, S.r.l., ELLEGI S.r.l., G.S.I. S.r.l., Magfin S.r.l., their historical financial statements have been combined and presented as “Bell Group”

As a result of this series of Stock Purchase Agreements On June 22, 2013, June 24, 2013 and July 9, 2013, Prime’s Initial Portfolio comprised of ten assets listed in the table below. All of the properties in the portfolio are commercial real estate assets based in Italy.

	Property Name/Location	Purchase Price (€ in millions)	Mortgage (€ millions)	Equity Value (€ millions)	Net shares issuable(1)
1	Corso Europa 22, Milano	€20.00	€14.00	€6.00	780,000
2	Milanofiori, Building A5	€2.27	€1.66	€0.61	79,582
3	Milanofiori, Building Q7	€0.87	€0.64	€0.23	30,501
4	Milanofiori, Building N	€4.26	€3.18	€1.08	140,400
5	Viale Lucania, Buccinasco	€16.20	€11.82	€4.38	569,660
6	Via Buozzi 22, Buccinasco	€1.36	€0.36	€1.00	130,779
7	Via Newton, Assago	€2.50	€1.18	€1.32	171,990
8	Via Lazio 95, Buccinasco	€3.73	€0.98	€2.75	357,819
9	Via Emilia, Buccinasco	€0.29	€0.21	€0.08	10,167
10	Via Mulino, Buccinasco	€1.07	€0.73	€0.34	44,200
	Total:	€52.55	€34.74	€17.81	2,315,170

(1)
Calculated at an assumed U.S. dollar to Euro exchange rate of $1.30 per €1.00, and a per share price of $10.00. Such amounts are subject to further adjustment based on the Target’s working capital at the time of closing.

Seba and Nova collectively own Corso Europa 22, Milano (property no.1), Bell Group owns the remaining 9 properties on the list (property no. 2 to 10). Based on the information above, Prime anticipated issuing 780,000 ordinary shares to Seba and Nova, and 1,535,170 ordinary shares to Bell Group upon the closing of the business combination.

On August 30, 2013, Prime and BHN entered into Purchase Agreements with Radiomarelli SA, a Swiss company, and Futurum Energy SA, a Swiss investment company. Pursuant to the Purchase Agreements, Prime agreed to purchase a 10% minority interest in 50 renewable energy plants (photovoltaic plants) and the right to all green certificates that will be issued by the Romanian government to these photovoltaic plants for approximately $372,493,880 in ordinary shares (an aggregate of 37,249,388 ordinary shares) at a price of €1.25 million per megawatt peak installed, subject to adjustment depending on the actual number of green certificates that will be issued.

On August 30, 2013, Prime signed a Securities Purchase Agreement with Radiomarelli SA separately for a private placement to purchase 14,285,714 ordinary shares at $9.10 per share, generating gross proceeds of $130,000,000 to be occurring concurrently with the closing of this business combination.

On August 12, 2013, Prime issued a Tender Offer Statement on Schedule TO to purchase up to 23,014 of its ordinary shares, par value $0.001per share, at a purchase price of $10.02 per share, net to the seller in cash, without interest. On September 30, 2013, the Company announced the tender offer expired at 5 p.m. New York City time on Friday, September 27, 2013, with one share tendered. Based upon information provided by the depositary for the tender offer, American Stock Transfer & Trust Company, as of the expiration of the tender offer, a total of one share has been validly tendered and not withdrawn for a total cost of approximately $10.02. Payment for the shares accepted for purchase will be made promptly.

On September 30, 2013, the Company also announced the closing of Prime’s business combination transaction. Prime’s purchase of entities holding 10 real estate properties in Italy closed on this date with Prime issuing 1,917,317 shares of common stock. Prime expects to close the following transactions in the coming days:

1)
The sale of approximately 14.3 million ordinary shares of common stock to Swiss electronics company Radiomarelli SA (“Radiomarelli”) at a price of $9.10 per share for gross proceeds of $130.0 million; and

2)
Prime’s purchase of a minority interest in 50 renewable energy plants (photovoltaic plants) and the right to all green certificates that will be issued by the Romanian government to these photovoltaic plants through the issuance of approximately 37.2 million ordinary shares of company common stock.

Immediately following the Acquisition, Mr. Marco Prete and Ms. Cristina Fragni has become the Chief Executive Officer and Chief Financial Officer of Prime respectively.

Exhibits

Exhibit No.	Description
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 10, 2013	PRIME ACQUISITION CORP.

	By:	/s/ Marco Prete
Name: Marco Prete
Title: Chief Executive Officer